U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Semi-Annual Report, filed on September 28, 2006 with the Kanto Local Finance Bureau.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 13, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

On September 28, 2006 (Japan time), the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan.

I. Corporate Information

(1) Consolidated Financial Summary

(2) Principal Business

(3) Changes in Subsidiaries and Affiliated Companies

(4) Number of Employees

II. The Business

(1) Operating Results

(2) Production, Orders and Sales

(3) Company Priorities

(4) Material Contracts

(5) Research and Development

III. Property, Plant, and Equipment

(1) Capital Investment

(2) Prospect of Capital Investment

IV. Conditions of Reporting Company

(1) Condition of Shares

(2) Stock Price Trend

(3) Condition of Directors and Corporate Officers

V. Financial Statements

I. Corporate Information

(4)Number of Employees

The number of employees of Trend Micro and its subsidiaries by the department are summarized as follows:

As of June 30, 2006
Sales	645
Marketing	239
Customer support	859
Research and development	837
Administrative	481

Total	3,061

Notes:

1.	The number of employees represents the number of full-time employees.

2.	The number of employees increased by 79 from the end of previous fiscal year mainly due to recruiting new employees in marketing department to extend Trend Micro’s business scale and due to recruiting new employees in research and development department in North America region to expand Trend Micro’s research and development activity.

IV. Conditions of Reporting Company

(1) Condition of Shares

Share Information

1. Authorized Share Capital

Type	Authorized Share Capital (share)
Common Stock	250,000,000

Total	250,000,000

2. Issued Shares

	As of June 30, 2006	As of September 28, 2006
Number of Shares Issued (share)	137,179,504	137,243,504

Stock Options

1. Stock Acquisition Rights

	Number of Shares Outstanding as of June 30, 2006 (share)	Number of Shares Outstanding as of August 31, 2006 (share)	Exercise Price per Share (Yen)
Stock Acquisition Right (10th plan)	395,500	386,000	2,230
Stock Acquisition Right (11th plan)	948,000	907,000	1,955
Stock Acquisition Right (12th plan)	713,500	695,000	2,695
Stock Acquisition Right (13th plan)	2,497,000	2,497,000	4,310
Stock Acquisition Right (14th plan)	1,768,500	1,768,500	5,090
Stock Acquisition Right (15th plan)	3,172,000	3,172,000	3,840
Stock Acquisition Right (16th plan)	2,397,500	2,397,500	3,950
Stock Acquisition Right (17th plan)	0	1,451,000	3,995

2. Stock Option under the Former Japanese Commercial Code

	Number of Shares Outstanding as of June 30, 2006 (share)	Number of Shares Outstanding as of August 31, 2006 (share)	Exercise Price per Share (Yen)
Stock Option under the Former Japanese Commercial Code	707,000	707,000	5,760

Changes in Issued Shares and Common Stock

Date	Number of Shares Issued (shares)	Common Stock (thousands of Yen)
December 31, 2005	136,603,725	12,484,849
June 30, 2006	137,179,504	13,294,143

Major Shareholders

		As of June 30, 2006
Name	Number of Shares Owned (Thousands of Shares)	Percent of Number of Shares Issued (%)
Trueway Company Limited	20,186	14.71
Gainway Enterprises Limited	10,108	7.36
The Master Trust Bank of Japan, Ltd. (Trust Account)	9,702	7.07
Japan Trustee Services Bank, Ltd. (Trust Account)	7,790	5.67
Steve Chang	5,368	3.91
MLPFS Custody Account No. 2	3,385	2.46
State Street Bank and Trust Company	3,122	2.27
CALYON DMA OTC	2,411	1.75
JPMCB OMNIBUS US PENSION TREATY JASDEC	2,278	1.66
Eva Chen	1,964	1.43

Total	66,316	48.34

Treasury Stock

As of June 30, 2006
Number of Shares Held by the Company (share)	2,536,500

(2)Stock Price Trend

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of the fiscal year 2006:

	January	February	March	April	May	June
High (Yen)	4,640	3,920	4,140	4,450	4,720	3,950
Low (Yen)	3,470	3,560	3,470	3,960	3,830	3,540

V. Consolidated Financial Statements

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	Thousands of yen			Thousands of U.S. dollars
	(Unaudited) June 30, 2005	December 31, 2005	(Unaudited) June 30, 2006	(Unaudited) June 30, 2006
	(Yen)	(Yen)	(Yen)
Current assets:
Cash and cash equivalents	55,797,854	59,612,577	71,118,356	$618,421
Time deposits	906,397	1,435,293	1,038,871	9,034
Marketable securities	14,915,254	22,395,365	22,566,765	196,233
Notes and accounts receivable, trade —less allowance for doubtful accounts of -June 30, 2005 (Yen)381,428 -December 31, 2005 (Yen)282,257 and June 30, 2006 (Yen)383,294 ($3,333) —less sales return allowance of -June 30, 2005 (Yen)695,848 -December 31, 2005 (Yen)422,453 and June 30, 2006 (Yen)517,796 ($4,503)	13,742,453	19,198,870	15,827,083	137,626
Inventories	280,722	359,897	496,261	4,315
Deferred income taxes	6,272,727	6,727,229	7,985,215	69,437
Prepaid expenses and other current assets	1,457,490	1,925,791	2,603,035	22,635

Total current assets	93,372,897	111,655,022	121,635,586	1,057,701

Investments and other assets:
Investment Securities	9,321,151	11,159,428	12,469,433	108,430
Investments in and advances to affiliate companies	206,944	321,569	297,511	2,587
Software development costs, net	640,578	1,174,691	1,012,239	8,802
Other intangible assets, net	1,260,470	1,390,434	1,781,019	15,487
Goodwill	2,442,109	2,130,179	2,079,121	18,079
Deferred income taxes	1,543,222	2,033,488	2,883,907	25,078
Other	662,846	671,800	751,433	6,534

Total investments and other assets	16,077,320	18,881,589	21,274,663	184,997

Property and equipment:
Office furniture and equipment	3,841,551	4,468,891	4,981,586	43,318
Other properties	1,349,320	1,539,195	1,830,459	15,917

	5,190,871	6,008,086	6,812,045	59,235
Less: Accumulated depreciation	(3,094,701)	(3,609,473)	(4,065,622)	(35,353)

Property and equipment, net	2,096,170	2,398,613	2,746,423	23,882

	(Yen)	(Yen)	(Yen)
Total assets	111,546,387	132,935,224	145,656,672	$1,266,580

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Thousands of yen			Thousands of U.S. dollars
	(Unaudited) June 30, 2005	December 31, 2005	(Unaudited) June 30, 2006	(Unaudited) June 30, 2006
	(Yen)	(Yen)	(Yen)
Current liabilities:
Notes payable, trade	139,895	118,572	105,159	$914
Accounts payable, trade	744,285	794,450	856,727	7,450
Accounts payable, other	2,970,364	3,208,625	3,476,117	30,227
Income taxes withheld	839,157	1,082,302	1,402,864	12,199
Accrued expenses	2,886,400	3,138,674	3,340,038	29,044
Accrued income and other taxes	4,133,554	5,476,791	8,768,137	76,245
Deferred revenue	26,240,519	31,506,315	34,425,100	299,349
Other	781,518	895,088	530,104	4,609

Total current liabilities	38,735,692	46,220,817	52,904,246	460,037

Long-term liabilities:
Deferred revenue, less current portion	3,425,101	3,874,936	5,281,248	45,924
Accrued pension and severance costs	767,945	889,774	930,540	8,092
Other	64,108	82,056	70,095	609

Total long-term liabilities	4,257,154	4,846,766	6,281,883	54,625

Minority interest	4,613	4,531	5,572	49

Shareholders’ equity:
Common stock
Authorized
-June 30, 2005 250,000,000 shares
-December 31, 2005 250,000,000 shares
-June 30, 2006 250,000,000 shares
(no par value)
Issued
-June 30, 2005 136,051,155 shares	11,803,201
-December 31, 2005 136,603,725 shares		12,484,849
-June 30, 2006 137,179,504 shares			13,294,144	115,601
Additional paid-in capital	18,035,675	18,572,063	21,928,873	190,686
Retained earnings	45,829,022	55,971,955	56,424,662	490,649
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities	(2,654)	657,885	827,108	7,192
Cumulative foreign currency translation adjustments	230,810	1,459,600	1,431,551	12,448

	228,156	2,117,485	2,258,659	19,640

Treasury stock, at cost
-June 30, 2005 2,545,688 shares	(7,347,126)
-December 31, 2005 2,513,231 shares		(7,283,242)
-June 30, 2006 2,536,949 shares			(7,441,367)	(64,707)

Total shareholders’ equity	68,548,928	81,863,110	86,464,971	751,869

	(Yen)	(Yen)	(Yen)
Total liabilities, minority interest and shareholders’ equity	111,546,387	132,935,224	145,656,672	$1,266,580

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2006
	2005	2006
	(Yen)	(Yen)
Net sales	34,489,740	40,673,427	$353,682
Cost of sales:
Amortization of capitalized software and materials	1,191,244	1,796,469	15,622
Maintenance	694,846	1,699,983	14,782
Customer support	3,190,146	4,009,038	34,861

Total cost of sales	5,076,236	7,505,490	65,265

Operating expenses:
Selling	10,338,819	13,150,894	114,356
Research and development	2,196,929	2,373,496	20,639
General and administrative	4,106,616	3,926,186	34,141

Total operating expenses	16,642,364	19,450,576	169,136

Operating income	12,771,140	13,717,361	119,281

Other income (expenses):
Interest income	326,282	707,821	6,155
Interest expense	(2,241)	(7,826)	(68)
Gain on sale of marketable securities	20,534	73,829	642
Foreign exchange gain (loss), net	197,132	(127,425)	(1,108)
Other income (expense), net	2,897	(135,134)	(1,175)

Total other income (expenses)	544,604	511,265	4,446

Net income before income taxes	13,315,744	14,228,626	123,727

Income taxes:
Current	4,698,548	8,361,670	72,710
Deferred	158,283	(2,119,648)	(18,432)

	4,856,831	6,242,022	54,278

Income before minority interest and equity in earnings of affiliated companies	8,458,913	7,986,604	69,449
Minority interest in income of consolidated subsidiaries	(420)	(574)	(5)
Equity in earnings of affiliated companies	31,663	10,942	95

	(Yen)	(Yen)
Net income	8,490,156	7,996,972	$69,539

Per share data:
Net income
	Yen	Yen	U.S. dollars
	(Yen)	(Yen)
-Basic	63.67	59.54	$0.52
-Diluted	62.71	59.26	$0.52

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2006
	2005	2006
	(Yen)	(Yen)
Net income	8,490,156	7,996,972	$69,539

Other comprehensive income (loss), before tax:
Unrealized gain (loss) on available-for-sale securities:
Unrealized holding gain (loss) arising during period	(279,612)	465,352	4,046
Less reclassification adjustment for (gain) loss included in net income	(186,353)	(168,404)	(1,464)

	(465,965)	296,948	2,582
Foreign currency translation adjustments	837,273	(28,049)	(244)

Total	371,308	268,899	2,338

Income tax (expense) benefit related to unrealized gains (losses) on available-for-sale securities	178,963	(127,725)	(1,111)

Other comprehensive income, net of tax	550,271	141,174	1,227

	(Yen)	(Yen)
Comprehensive income	9,040,427	8,138,146	$70,766

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2006
	2005	2006
	(Yen)	(Yen)
<Common stock>
Balance at beginning of period	11,426,977	12,484,849	$108,564
Exercise of stock purchase warrants and stock acquisition rights	376,224	809,295	7,037

Balance at end of period	11,803,201	13,294,144	115,601

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063	161,496
Tax benefit from exercise of non-qualified stock purchase warrants and stock acquisition rights	300,271	125,689	1,093
Tax expense derived from gain on expiration of stock purchase warrants related to stock option plan	—	(59,091)	(514)
Stock option compensation expense	—	2,481,126	21,575
Exercise of stock purchase warrants and stock acquisition rights	376,069	809,086	7,036

Balance at end of period	18,035,675	21,928,873	190,686

<Retained earnings>
Balance at beginning of period	42,165,026	55,971,955	486,713
Net income	8,490,156	7,996,972	69,539
Stock issuance costs, net of tax	(1,829)	(3,178)	(28)
Cash dividends	(4,794,028)	(7,509,068)	(65,296)
Loss on sale of treasury stock, net of tax	(30,303)	(32,019)	(279)

Balance at end of period	45,829,022	56,424,662	490,649

<Net unrealized gain (loss) on available-for-sales securities>
Balance at beginning of period	284,348	657,885	5,721
Net change during the period	(287,002)	169,223	1,471

Balance at end of period	(2,654)	827,108	7,192

<Cumulative foreign currency translation adjustments>
Balance at beginning of period	(606,463)	1,459,600	12,692
Aggregate foreign currency translation adjustments for the period	837,273	(28,049)	(244)

Balance at end of period	230,810	1,431,551	12,448

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)	(63,332)
Purchases of treasury stock	(42,631)	(305,817)	(2,659)
Re-issuance of treasury stock for stock option transactions	149,968	147,692	1,284

Balance at end of period	(7,347,126)	(7,441,367)	(64,707)

	(Yen)	(Yen)
Total shareholders’ equity	68,548,928	86,464,971	$751,869

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months Ended June 30,		For the six months ended June 30, 2006
	2005	2006
	(Yen)	(Yen)
Cash flows from operating activities:
Net income	8,490,156	7,996,972	$69,539
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	942,777	1,551,957	13,496
Pension and severance costs, less payments	91,650	45,400	395
Deferred income taxes	158,283	(2,119,648)	(18,432)
Gain on sale of marketable securities	(20,534)	(73,829)	(642)
Equity in earnings of affiliated companies	(31,663)	(10,942)	(95)
Loss on sale and disposal of property and equipment	—	3,362	29
Stock option compensation expense	—	2,478,850	21,555
Dividends received from affiliate company	—	28,000	243
Minority interest	420	574	5
Changes in assets and liabilities:
Increase in deferred revenue	1,424,155	4,174,075	36,296
Decrease in accounts receivable, net of allowances	1,552,014	3,505,934	30,486
Increase in inventories	(53,076)	(137,610)	(1,197)
Increase (decrease) in notes and accounts payable, trade	(510,190)	33,513	291
Increase (decrease) in accrued income and other taxes	(3,219,572)	3,221,541	28,013
(Increase) decrease in other current assets	133,075	(75,518)	(656)
Increase in accounts payable, other	250,129	143,381	1,247
Increase in other current liabilities	321,916	98,858	860
(Increase) decrease in other assets	5,754	(599,325)	(5,211)
Other	113,694	(287,900)	(2,503)

Net cash provided by operating activities	9,648,988	19,977,645	173,719

Cash flows from investing activities:
Purchases of property and equipment, net	(507,160)	(883,241)	(7,680)
Payment for software development costs	(475,129)	(598,687)	(5,206)
Purchases of other intangibles	(83,946)	(677,992)	(5,896)
Proceeds from sales and maturities of marketable securities	8,545,586	8,974,014	78,035
Decrease in marketable securities maturing within three months, net	784,865	426,035	3,705
Purchases of marketable securities and investment securities	(8,241,925)	(10,730,312)	(93,307)
Payments for acquisition of business	(2,716,702)	—	—
(Payments for) proceeds from time deposits, net	(523,121)	396,422	3,447

Net cash used in investing activities	(3,217,532)	(3,093,761)	(26,902)

Cash flows from financing activities:
Proceeds from issuance of common stock	750,464	1,615,203	14,045
Proceeds from re-issuance of treasury stock	119,665	115,672	1,005
Payments for purchases of treasury stock	(42,631)	(305,816)	(2,659)
Tax benefit from exercise of non-qualified stock purchase warrants and stock acquisition rights	300,271	125,689	1,093
Tax expense derived from gain on expiration of stock purchase warrants related to stock option plan	—	(59,091)	(514)
Capital contributions from minority shareholders	4,193	—	—
Dividends paid	(4,766,610)	(7,489,966)	(65,130)

Net cash used in financing activities	(3,634,648)	(5,998,309)	(52,160)

Effect of exchange rate changes on cash and cash equivalents	92,689	620,204	5,394

Net increase in cash and cash equivalents	2,889,497	11,505,779	100,050
Cash and cash equivalents at beginning of period	52,908,357	59,612,577	518,370

	(Yen)	(Yen)
Cash and cash equivalents at end of period	55,797,854	71,118,356	$618,421

Supplementary information of cash flows:
Payments for interest	2,241	7,995	$70
Payments for income taxes	7,350,227	3,603,882	$31,338

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Unaudited)

1. Basis of presentation

The unaudited consolidated interim financial information of Trend Micro Incorporated and its subsidiaries (collectively “the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, the consolidated interim financial statements include all adjustments, which are of a normal recurring nature, that are necessary for a fair statement of the results for the six-month period. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results for the year ended December 31, 2006.

2. Summary of significant accounting policies

(1) Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated upon consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Consolidated net income includes the Company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of transactions. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at the exchange rate of June 30, 2006 and the resulting translation gains or losses are taken into current income. Foreign currency transactions are translated at the approximate rates of exchange prevailing at the transaction dates.

Revenue recognition

The Company’s revenue is derived primarily from product sales, which includes software product license and post-contract customer support services. Other revenue is composed of hardware sales, royalty income and supplementary service income. Royalty is comprised of fees from ‘Application service providers’ and ‘Internet service providers’, and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product sales include sales of our products, under limited circumstances, to other companies for inclusion in their products.

The Company licenses its software products under perpetual licensing. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support, and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty income is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue until the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products are delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of sales returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction of revenue at the time of sales.

The sales rebates to intermediaries are recognized as a reduction of revenue. Measurement of the sales rebates is based on two types of rebate arrangements. In one arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by the actual sales amount to intermediaries. In another arrangement, the rebate is paid only if the intermediaries achieve a targeted level of quarterly sales. The rebate rates vary depending on the level of targets and the matrix table of targets and rebate rate is agreed with intermediaries at the beginning of each quarter.

The Company applies the provisions of EITF 01-9 “Accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products” to all transactions where rebates are paid.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and investment securities

Marketable securities and investment securities consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized holding gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available-for-sale” debt securities with maturities longer than one year as investment securities in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to their fair market value for other-than-temporary declines in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted-average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current income. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software for internal use and other intangible assets.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased through business acquisition. We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite-lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company previously accounted for its stock-based incentive awards in accordance with the intrinsic value method as prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments”.

As a result of adopting SFAS No.123 (revised 2004), income before income taxes and net income for the six-month period ended June 30, 2006 were lower by (Yen)2,478,850 thousand ($21,555 thousand) and (Yen)2,184,349 thousand ($18,994 thousand), respectively, than the respective amounts that would have been reported had the Company continued to account for stock-based compensation under APB No.25. The impact on both basic and diluted earnings per share for the six-month period ended June 30, 2006 were a decrease of earnings per share by (Yen)16.26 ($0.14) and (Yen)16.19 ($0.14), respectively.

Had compensation cost for the stock purchase warrants and the stock acquisition rights been determined based on the grant-date fair value, as prescribed by SFAS No. 123 (revised 2004), the Company’s pro forma net income and net income per share for the six-month period ended June 30, 2005 would have been as follows:

Thousands of Yen, except per share data
For the six months ended June 30, 2005
Net income:

As reported	8,490,156
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(1,653,877)
Pro forma net income	6,836,279

Net income per share:

As reported—
Basic	(Yen)63.67
Diluted	62.71

Pro forma net income—
Basic	(Yen)51.27
Diluted	50.49

Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on available-for-sale securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of common shares outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological changes and evolving industry standards in computer hardware and software technologies. In addition, the markets for the Company’s products are highly competitive and are rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place changes in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities, and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2) Recent accounting pronouncements:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”. According to this new Statement, entities may elect to measure at fair value entire financial instruments containing embedded derivatives that would otherwise have to be accounted for separately. This Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The standard will not have a material effect on the Company’s financial position and results of operations.

In March 2006, the FASB issued SFAS No.156 “Accounting for Servicing of Financial Assets”. This Statements amends SFAS No.140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, it requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value and permits an entity to choose either of the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal year beginning after September 15, 2006. The standard will not have a material effect on the Company’s financial position and results of operations.

In April 2006, FASB Staff Position No. FIN 46(R)-6 “Determining the Variability to Be Considered In Applying FASB Interpretation No. 46(R)” was issued. The guidance in this Staff Position affects accounting for potential VIEs (Variable Interest Entities), including identifying which entities are VIEs, which interests are variable interests, and which party is a VIE’s primary beneficiary. This Staff Position’s requirements are to be applied prospectively to all entities that the reporting enterprise first becomes involved with beginning the first day of the first reporting period that begins after June 15, 2006. The Staff Position will not have a material effect on the Company’s financial position and results of operations.

In June 2006, FASB issued FASB Interpretation (“FIN”) No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the effect of FIN No.48 application on the Company’s financial position and results of operations.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at this or any other rates. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2006 ((Yen)115.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Per share information

Reconciliation of the differences between basic and diluted earnings per share (“EPS”) for the six-month period ended June 30, 2005 and 2006, is as follows:

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2006
	Thousands of yen		Thousands of U.S. dollars

Net income available to common shareholders	(Yen)8,490,156	(Yen)7,996,972	$69,539

	Thousands of shares
Weighted-average number of common shares	133,341	134,323	134,323
Effect of dilutive securities:
Stock options	2,045	621	621
Weighted-average number of common shares for diluted EPS computation	135,386	134,944	134,944

	Yen		U.S. dollars
Basic EPS:	(Yen)63.67	(Yen)59.54	$0.52
Diluted EPS:	62.71	59.26	0.52

Shareholders’ equity per share as of June 30 and December 31, 2005 and June 30, 2006, was as follows:

	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2006
	Yen			U.S. dollars
Shareholders’ equity per share	(Yen)513.45	(Yen)610.51	(Yen)642.18	$5.58

5. Cash and cash equivalents

Cash and cash equivalents as of June 30 and December 31, 2005 and June 30, 2006, were as follows:

	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2006
	Thousands of yen			Thousands of U.S. dollars
	(Yen)	(Yen)	(Yen)
Cash	49,444,324	52,665,059	63,821,857	$554,973
Time deposits with original maturities of three months or less	6,353,530	6,947,518	7,296,499	63,448

	55,797,854	59,612,577	71,118,356	$618,421

6. Time deposits

The U.S. subsidiary had (Yen)29,005 thousand, (Yen)31,751 thousand and (Yen)90,522 thousand ($787 thousands) of restricted cash set aside in accordance with the terms of a building lease agreement at June 30 and December 31, 2005 and June 30, 2006, respectively. The restricted cash is included in time deposits.

7. Marketable securities and investment securities

Marketable securities and investment securities include mutual funds and debt and equity securities, of which the aggregate fair value, gross unrealized gains and losses, and cost pertaining to “available-for-sale” securities as of June 30 and December 31, 2005 and June 30, 2006 were as follows:

Available-for-sale:	Thousands of yen
	June 30, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,169,757	49,018	—	8,218,775
Equity securities	—	—	—	—
Debt securities	15,378,111	98,745	113,363	15,363,493

Total	23,547,868	147,763	113,363	23,582,268

Available-for-sale:	Thousands of yen
	December 31, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,825,910	310,291	—	9,136,201
Equity securities	—	—	—	—
Debt securities	22,985,181	263,558	138,138	23,110,601

Total	31,811,091	573,849	138,138	32,246,802

Available-for-sale:	Thousands of yen
	June 30, 2006
	Cost	Gains	Losses	Fair value
Mutual funds	13,406,145	1,323,629	11,409	14,718,365
Equity securities	—	—	—	—
Debt securities	20,128,157	167,868	98,855	20,197,170

Total	33,534,302	1,491,497	110,264	34,915,535

Available-for-sale:	Thousands of U.S. dollars
	June 30, 2006
	Cost	Gains	Losses	Fair value
Mutual funds	116,575	11,510	99	127,986
Equity securities	—	—	—	—
Debt securities	175,027	1,460	859	175,628

Total	291,602	12,970	958	303,614

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 291,206 thousand, (Yen) 65,902 thousand and increased by (Yen) 170,993 thousand ($1,487 thousand), for the six-month period ended June 30, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006, respectively.

Proceeds from sales of “available-for-sale” securities for the six-month period ended June 30, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were (Yen) 8,545,586 thousand, (Yen) 22,079,575 thousand and (Yen) 8,974,014 thousand ($78,035 thousand), respectively. Realized gains on sale of “available-for-sale” securities for the six-month period ended June 30, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were (Yen) 20,534 thousand, (Yen) 370,326 thousand and (Yen) 73,829 thousand ($642 thousand), respectively.

8. Sales rebates

Sales rebates recorded as a reduction of revenue for the six-month period ended June 30, 2005 and 2006 were (Yen) 1,123,255 thousand and (Yen) 1,321,859 thousand ($11,494 thousand).

9. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 2,196,929 thousand and (Yen) 2,373,496 thousand ($20,639 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

Maintenance costs are expenses incurred in connection with product version updates to enable the product to cope with newly discovered computer viruses and bug fixing, and are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen) 694,846 thousand and (Yen) 1,699,983 thousand ($14,782 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in the consolidated balance sheets after netting the related accumulated amortization), are capitalized and amortized to cost of sales. The net changes in capitalized software development costs for the six-month period ended June 30, 2005, for the year ended December 31,2005 and for the six-month period ended June 30, 2006 were as follows;

	Thousands of yen			Thousands of U.S. dollars
	For the six months ended June 30, 2005	For the year ended December 31, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2006
Software development costs:
Balance at beginning of period	(Yen)438,464	(Yen)438,464	(Yen)1,174,691	$10,215
Additions, at cost	421,614	1,446,248	598,687	5,206
Amortization for the period	(219,500)	(710,021)	(761,139)	(6,619)

Balance at end of period	(Yen)640,578	(Yen)1,174,691	(Yen)1,012,239	$8,802

10. Debt

Debt comprises of the following:

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2005	December 31, 2005	June 30, 2006	June 30, 2006
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	—	—

	4,000,000	4,000,000	—	—
Less—treasury bonds:
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	—	—

	—	—	—	—

Pursuant to the Company’s incentive plans, the parent company issued unsecured bonds with detachable stock purchase warrants and bought all of the warrants back at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricted redemptions and extinguishments of these bonds when the amount of outstanding bonds is less than the aggregate amount of exercise price of the outstanding stock purchase warrants. Therefore, in order to reduce interest costs, the parent company repurchased the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as such repurchase transaction was deemed as redemption of the bonds in substance, the treasury bonds were offset against the outstanding bonds on the face of consolidated balance sheets. There was no repurchase transaction for the six-month period ended June 30, 2005, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006. The entire (Yen)4,000,000 thousand of the bonds was redeemed during the six-month period ended June 30, 2006.

11. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable stock purchase warrants to the public.

1.	Board meeting approval	March 26, 2002 and April 2, 2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (In thousands)	(Yen)4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen)3,450
8.	Warrant exercise period	From April 3, 2003 To April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2005	575,942
11.	Outstanding as of June 30, 2006	—

Upon issuance of the bond, the Company bought all of the warrants back and distributed such instruments to the directors and certain employees as their remuneration.

These transactions were accounted for as issuance of debt to the public, and as an issuance of stock purchase warrants to the directors and certain employees. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

The activities of stock purchase warrants were as follows:

	Thousands of shares represented by warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2004	737	(Yen) 3,450
Granted	—	—
Exercised	56	3,450
Expired	—	—
Cancelled	—	—
Outstanding at June 30, 2005	681	3,450
Granted	—	—
Exercised	105	3,450
Expired	—	—
Cancelled	—	—
Outstanding at December 31, 2005	576	3,450
Granted	—	—
Exercised	234	3,450
Expired	342	3,450
Cancelled	—	—
Outstanding at June 30, 2006	—	—

Exercisable stock purchase warrants at June 30, 2006	—	—

The grants of April 18, 2002 did not result in deferred compensation.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payments” to the stock option plans for certain directors and employees.

As of June 30, 2006, the Company had seven stock option plans as described below. Stock option compensation expense was (Yen)2,478,850 thousand ($21,555 thousand) and the tax benefit related to such compensation expense recognized in the statement of income was (Yen)294,502 thousand ($2,561 thousand) for the six-month period ended June 30, 2006. The amount of capitalized compensation cost was immaterial.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted, at the meeting of the board of directors on February 4, 2003, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees in order to introduce the 10th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted, at the meeting of the board of directors on May 20, 2003, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees in order to introduce the 11th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted, at the meeting of the board of directors on November 6, 2003, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees in order to introduce the 12th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted, at the meeting of the board of directors on April 20, 2004, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees in order to introduce the 13th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted, at the meeting of the board of directors on October 20, 2004, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees in order to introduce the 14th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted, at the meeting of the board of directors on July 14, 2005, the following resolutions regarding stock acquisition rights in order to introduce the 15th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted, at the meeting of the board of directors on December 6, 2005, the following resolutions regarding stock acquisition rights in order to introduce the 16th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of and staff seconded to the Company on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

The exercise price per share for the stock acquisition rights granted of (Yen)2,230 issued on February 12, 2003, (Yen)1,955 issued on May 28, 2003, (Yen)2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28, 2004, (Yen)5,090 issued on October 28, 2004, (Yen)3,840 issued on July 22, 2005 and (Yen)3,950 issued on December 14, 2005, was determined as an amount equal to or less than the fair market value of the Company’s common share at the time of such grants.

These option awards generally vest based on 1 to 4 years of continuous service and have a total of 5-year contractual terms. Since the share awards vest on a graded vesting basis over the certain service periods, the Company recognizes the compensation cost with a straight-line method over the required service periods.

The fair values of the stock options with stock acquisition rights were estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions used for the grants during the six-month period ended June 30, 2005, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006.

	For the six months ended June 30, 2005	For the year ended December 31, 2005	For the six months ended June 30, 2006
Expected life (Years)	—	3.06	—
Expected Volatility	—	47.69-48.77%	—
Expected Dividend yield	—	0.91-0.94%	—
Risk-free interest rate	—	0.16-0.47%	—

The fair values per share of options granted during the year ended December 31, 2005 were between (Yen)1,203 and (Yen)1,225. There was no additional issuance of stock purchase warrants and stock acquisition rights as stock options during the six-month period ended June 30, 2005 and 2006.

Expected volatilities are based on historical volatilities of the Company’s stock that are consistent with expected term of option granted. However the Company excludes the period before its stock was adopted as part of Nikkei225 from the measurement terms. The expected terms of options granted are analyzed and determined based on its past experiences of the exercise behaviors, and risk-free rates are based on the rate for 5 remaining years of 10-year government bonds. Expected dividend yield rates are based on the estimated dividend amounts that have been disclosed to the public.

The activities of stock acquisition rights under these plans were as follows:

	Thousands of shares represented by options	Weighted-Average Exercise Price
Outstanding at December 31, 2004	9,037	(Yen) 3,564
Granted	—	—
Exercised	291	2,327
Expired	—	—
Cancelled	948	2,803
Outstanding at June 30, 2005	7,798	3,704
Granted	5,958	3,886
Exercised	505	2,238
Expired	—	—
Cancelled	341	4,045
Outstanding at December 31, 2005	12,910	3,836
Granted	—	—
Exercised	392	2,362
Expired	—	—
Cancelled	626	4,037
Outstanding at June 30, 2006	11,892	3,874

Exercisable stock acquisition rights at June 30, 2006	3,654	3,686

The aggregate intrinsic value and weighted-average remaining contractual life of the options outstanding at June 30, 2006 were (Yen)3,345,273 thousand ($29,089 thousand) and 3.41 years, respectively, and those of the options exercisable at June 30, 2006 were (Yen)2,214,705 thousand ($19,258 thousand) and 2.60 years, respectively.

The aggregate intrinsic value of the options exercised for the six-month period ended June 30, for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 was (Yen)618,483 thousand, (Yen)1,527,453 thousand and (Yen)721,998 thousand ($6,278 thousand), respectively.

The activities of nonvested shares under these plans were as follows:

	Thousands of shares represented by options	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2004	7,524	(Yen) 3,805
Granted	—	—
Vested	1,707	3,464
Cancelled	460	3,011
Outstanding at June 30, 2005	5,357	3,982
Granted	5,958	3,886
Vested	1,315	4,078
Cancelled	218	3,981
Outstanding at December 31, 2005	9,782	3,911
Granted	—	—
Vested	1,088	3,535
Cancelled	456	3,959

Outstanding at June 30, 2006	8,238	3,957

As of June 30, 2006, there was (Yen)6,938,917 thousand ($60,338 thousand) of total unrecognized compensation cost related to nonvested shares granted under the stock option plans. That cost is expected to be recognized over a weighted-average period of 1.58 years. The total fair value of shares vested during the six-month period ended June 30, 2006 was (Yen)1,475,617 thousand ($12,831 thousand).

12. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (the “Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current base rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as a multi-employer pension plan. Total pension expense for the multi-employer pension plan were (Yen) 53,529 thousand and (Yen) 65,628 thousand ($571 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years, or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 2005, the Taiwan subsidiary established a defined contribution pension plan called Labor Pension Act (“LPA”). Certain employees who had participated in the defined benefit pension plan were transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new defined contribution pension plan only.

Effective from July 1, 1998, the Company’s U.S. subsidiary established a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Total pension expense for the defined contribution pension plan in Taiwan and U.S. were (Yen) 27,825 thousand and (Yen) 93,424 thousand ($812 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plan of the Company which is an unfunded plan is shown below:

	June 30,
	2005	2006	2006
	Thousands of yen		Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)64,467	(Yen)70,429	$612
Interest cost	3,366	2,737	24
Amortization of unrecognized transition obligation	—	—	—
Recognized actuarial loss	—	—	—

Net periodic pension cost	(Yen)67,833	(Yen)73,166	$636

Information regarding the defined benefit pension plans for foreign subsidiaries which are funded plans is shown below:

	June 30,
	2005	2006	2006
	Thousands of yen		Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)49,494	(Yen)12,396	$108
Interest cost	7,345	8,620	75
Expected return on plan assets	(2,371)	(2,768)	(24)
Amortization of prior service cost	1,272	873	7
Recognized actuarial loss	1,464	3,969	35

Net periodic pension cost	(Yen)57,204	(Yen)23,090	$201

Employer Contributions in foreign subsidiaries

For the six-month period ended June 30, 2005 and 2006, foreign subsidiaries made (Yen) 18,315 thousand and (Yen) 3,072 thousand ($27 thousand) contributions to their pension plans, respectively. The foreign subsidiaries anticipate contributing an additional (Yen) 14,890 thousand ($129 thousand) to fund the foreign subsidiaries’ pension plans during the year ending December 31, 2006 for a total of (Yen) 17,962 thousand ($156 thousand).

13. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risks. In accordance with the policy, the parent company and its subsidiaries did not have any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in the “Marketable securities and investment securities” section, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair values of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade approximate their carrying amounts. At June 30, 2005 and 2006, there was substantially no long-term debt including current portion.

14. Advertising costs

Advertising costs included in operating expenses were (Yen)2,905,893 thousand and (Yen)1,758,985 thousand ($15,296 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

15. Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customers’ questions and sales promotions to customers via telephone. Customer support costs in cost of sales were (Yen)3,190,146 thousand and (Yen)4,009,038 thousand ($34,861 thousand) for the six-month period ended June 30, 2005 and 2006, respectively.

16. Leases

Rental expenses under operating leases for the six-month period ended June 30, 2005 and 2006 were (Yen)938,703 thousand and (Yen)786,931 thousand ($6,843 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms of more than one year at June 30, 2006 were as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending June 30:
2007	(Yen)962,426	$8,369
2008	458,992	3,991
2009	275,138	2,393
2010	106,011	921
2011	74,984	652
2012 and thereafter	82,896	721

Total minimum future lease payments	(Yen)1,960,447	$17,047

17. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (the “Agreement”) under which the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to a limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,376 thousand ($21 thousand) of reserve for specific liabilities, at June 30, 2006, in connection with the Agreement for which payments are currently deemed to be probable and estimable. Based on its years of experiences in such payments, the Company has established no reserve for specific liabilities as of June 30, 2005 and December 31, 2005.

18. Litigation Settlement Received

On January 27th 2006, a settlement agreement for a patent infringement lawsuit was concluded. Based on a principal term of the agreement, the Company received USD 15,000 thousand (equivalent to (Yen) 1,766,250 thousands), which was recorded as a reduction of operating expenses.

19. Segment Information

The Company has been engaged in the ‘security software business’.

The Company discloses segment information as required by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” based on the management information provided, on a regular basis, to its chief operating decision maker.

The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and the corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of research and development, marketing, customer support and administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our regional segments’ sales and operating income. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2006
	Thousands of Yen		Thousands of U.S. dollars
	(Yen)	(Yen)
Net sales to external customers:
Japan	14,247,671	16,072,588	$139,762
North America	6,884,623	8,835,759	76,833
Europe	8,828,580	10,021,048	87,139
Asia Pacific	3,765,821	4,435,824	38,572
Latin America Latin America	763,045	1,308,208	11,376
Corporate	—	—	—

Consolidated Total	34,489,740	40,673,427	$353,682

	(Yen)	(Yen)
Operating income
Japan	9,005,153	13,258,245	$115,289
North America	4,587,286	4,660,912	40,530
Europe	4,899,005	4,503,754	39,163
Asia Pacific	1,516,628	596,537	5,187
Latin America	319,536	808,327	7,029
Corporate	(7,556,468)	(10,110,414)	(87,917)

Consolidated Total	12,771,140	13,717,361	$119,281

Beginning in the year ending December 31, 2006, the Company reports sales information by customer type in addition to the sales information by the five regional segments to the chief operating decision maker to assess the Company’s performance. The three categories of customer type are enterprise, small and mid size business, and consumer. Below is summarized supplemental information of sales by customer type. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2006
	Thousands of Yen		Thousands of U.S. dollars
	(Yen)	(Yen)
Net sales to external customers:
Enterprise	—	11,140,592	$96,875
Small and mid size business	—	19,543,364	169,942
Consumer	—	9,989,471	86,865

Consolidated Total	—	40,673,427	$353,682

Net sales to external customers for the six-month period ended June 30, 2005 can not be separated by the customer type.

Net sales by products

Period	Thousands of yen		Thousands of U.S. dollars
Product	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2006
	(Yen)	(Yen)
PC client	9,503,106	11,141,074	$96,879
LAN server	1,571,812	1,407,760	12,241
Internet server	8,809,325	9,105,326	79,177
All Suite products	11,479,519	15,045,681	130,832
Other products	1,545,459	1,803,183	15,680

Sub-total	32,909,221	38,503,024	334,809
Other service	1,580,519	2,170,403	18,873

Total	34,489,740	40,673,427	$353,682

Significant customer

(Thousands of yen)
Customer	For the six months ended June 30, 2005		For the six months ended June 30, 2006
	Net Sales	Ratio	Net Sales	Ratio
	(Yen)		(Yen)
SOFTBANK BB	5,145,269	14.9%	5,878,167	14.5%

(Thousands of U.S.dollars)
For the six months ended June 30, 2006
Net Sales
SOFTBANK BB	$51,114

20. Subsequent events

(1)	Trend Micro adopted, at the meeting of the Board of Directors on June 30, 2006, the following resolutions regarding stock acquisition rights to be issued to certain directors and employees of and staff seconded to the Company in order to introduce the 17th stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of stock acquisition rights is 2,902. (One stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of stock acquisition rights	Common shares of the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of stock acquisition rights	The exercise period of stock acquisition rights shall be from July 10, 2007 to July 9, 2011.

Exercise price per share	(Yen)3,995 ($34.74)

Individuals who were be granted the stock acquisition rights:	The directors and employees of and staff seconded to the Company (1,372 people)

(2)	Trend Micro adopted, at the meeting of the Board of Directors on August 21, 2006, the following share repurchase program in order to gain flexibility in implementing its capital policy in response to any changes in the business environment:

	Resolution

Class of capital stock to be purchased	Common Shares of the Company

Number of shares to be repurchased	Up to 2 million shares (1.49% of the total outstanding shares)

Total purchase price	Up to 7 billion yen

Purchase period	From August 22, 2006 to September 30, 2006

Purchase method	Transactions through the Tokyo Stock Exchange

‚	Others

As a result of the transactions through a stock market, the Company repurchased 2,000,000 shares of its common stock for a total cost of (Yen) 6,809,730 thousand and completed the share repurchase program on September 20, 2006.